300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States
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r.goedert@kirkland.com
www.kirkland.com

February 1, 2021

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge
Robert Littlepage
Edwin Kim
Jan Woo

Re:	PowerSchool Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted December 22, 2020
CIK No. 0001835681

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, PowerSchool Holdings, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 1 (the “Amendment”) to the confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated January 19, 2021, and an additional oral comment delivered to us on January 21, 2021, from the staff of the SEC (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that address the Staff’s comment. In addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

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Securities and Exchange Commission

February 1, 2021

Prospectus Summary

Company Overview, page 1

1. You state that you serve 90 of the 100 “top districts in the United States.” Please clarify your reference to “top district.”

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 1, 99, 124, 129 and 137 of the Prospectus to clarify that its reference to “top districts” is based on total number of students enrolled in a school district.

Pages 1, 99, 124, 129 and 137

We serve more than 12,000 customers, including 90 of the 100 top districts by student enrollment in the United States, have 30 state-, province-, or territory-wide contracts in North America, and sell solutions in over 90 countries globally.

Market Opportunity, page 4

2. You reference a Frost and Sullivan report on page 4 and then indicate that based on that report, you estimate “the global total available market for PowerSchool’s current set of solutions to be approximately $25 billion.” Please clarify that you commissioned the Frost and Sullivan report here and clarify the basis for your belief that your global market opportunity is $25 billion. Clarify and provide any material assumptions used to determine this figure.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 4 and 127 of the Prospectus to clarify that it commissioned the Frost and Sullivan report and its basis for its belief that its global market opportunity is $25 billion, including assumptions used to determine that figure.

Pages 4 and 127

Based on an analysis by Frost & Sullivan that we commissioned in connection with this offering, we estimate the global total available market for PowerSchool’s current set of solutions to be approximately $25 billion. To estimate our market opportunity, Frost & Sullivan identified the total number of K-12 students globally by country. Frost & Sullivan then multiplied the number of students within each country by the per student list price of our product segments, assuming deployment of each of the selected product segments and a distribution of K-12 organization sizes that is similar to those in the US.

Securities and Exchange Commission

February 1, 2021

Our Sponsors, page 10

3. Please describe the “certain conditions” for the board designation rights for your Sponsors and clarify the circumstances in which the Sponsors will be able to designate all of the nominees to the Board. Further, disclose whether the Sponsors must mutually agree for each director or if each Sponsor may designate a set number of directors.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 10, 66 and 172 of the Prospectus to describe its Sponsors’ board nomination rights, including that each Sponsor may designate a set number of directors.

Pages 10, 66 and 172

In connection with this offering, we will enter into a director nomination agreement (the “Director Nomination Agreement”) with our Sponsors that provides our Sponsors the right to designate nominees to our board of directors (our “Board”), subject to certain conditions.

The Director Nomination Agreement will provide each of Vista and Onex with an independent right to designate the following number of nominees for election to our Board: (i)                 nominees so long as such sponsor controls    % or more of the voting power of our stock entitled to vote generally in the election of directors; (ii)                 nominees for so long as such sponsor controls    % or more of the voting power of our stock entitled to vote generally in the election of directors; and (iii)                 nominees for so long as such sponsor controls    % or more of the voting power of our stock entitled to vote generally in the election of directors. See “Certain Relationships and Related Party Transactions—Director Nomination Agreement” for more details with respect to the Director Nomination Agreement.

Ownership and Organizational Structure, page 11

4. Your pre-IPO organizational chart refers to “Other Investors” and “Management Coinvestors.” Please clarify the percentage of ownership these persons have pre-IPO and clarify whether they will be public Class A common stock investors or cashed out at the close of the IPO.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 13 and 146 of the Prospectus to clarify the Management Coinvestors’ and Other Investors’ pre-IPO ownership percentage and that these persons will continue to hold equity interests in Topco LLC post-IPO.

Securities and Exchange Commission

February 1, 2021

Pages 13 and 147

(1) The Management Coinvestors and Other Investors collectively own approximately .5% of the equity interests of Severin Topco, LLC. These investors will continue to hold their equity interests in Severin Topco, LLC upon completion of this offering.

5. Please consider adding an illustrative table that shows the ownership interest of each category of investor in the Class A, Class B, and LLC Units.

Response

The Company acknowledges the Staff’s comment and respectfully directs the Staff to the diagram on pages 14 and 147 of the Prospectus that sets forth the ownership interest of each category of investor in the Class A common stock, Class B common stock, and LLC Units. For clarity, the Company advises the Staff that the Management Coinvestors and Other Investors will not own Class A common stock, Class B common stock or LLC Units, but instead will continue to hold equity interests in Severin Topco, LLC. The Company has clarified this by adding footnote disclosure to the diagram on pages 14 and 147 of the Prospectus.

6. Please identify the Blocker Entities. We note that the Blocker Entities will receive Class A common stock and their proportionate share of cash pursuant to the Tax Receivable Agreement. Please clarify the purpose of the “additional consideration” being paid to the Sponsors for the Blocker Contribution.

Response

The Company advises the Staff that following the Organizational Transactions the Blocker Entities will have no assets and will be shell company subsidiaries of PowerSchool Holdings, Inc. The Blocker Entities will not receive Class A common stock or cash in connection with the Organizational Transactions. Instead, the former equity holders of the Blocker Entities (i.e. Onex and Vista) will receive Class A common stock and cash in connection with the Blocker Contribution. Accordingly, the Company directs the Staff to the diagram on pages 14 and 147 of the Prospectus where it has identified Onex and Vista as holders of Class A common stock that it received in connection with the Blocker Contribution. The Company has added the below bolded disclosure on pages 12 and 145 of the Prospectus to clarify the purpose of the additional consideration being paid to the Sponsors for the Blocker Contribution.

Securities and Exchange Commission

February 1, 2021

Pages 12 and 145

Certain of the entities (the “Blocker Entities”) through which the Sponsors hold their ownership interests in Topco LLC will engage in a series of transactions (the “Blocker Contributions”) that will result in each of the Blocker Entities becoming subsidiaries of PowerSchool Holdings, Inc. Our Sponsors will receive a combination of cash from the net proceeds of this offering and shares of our Class A common as consideration for the Blocker Contributions. See “Use of Proceeds.” As a result of such transactions, the former equityholders of the Blocker Entities will exchange all of the equity interests in the Blocker Entities for shares of Class A common stock and enter into the Tax Receivable Agreement (as defined below).

7. Please clarify the ownership of Severin TopCo, LLC (“TopCo LLC”) after the IPO and Organizational Transactions. Advise us whether the beneficial ownership tables will reflect the pre-IPO and current ownership of the TopCo LLC.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below to footnote (1) on page 14 and 147 of the Prospectus to clarify the ownership of Topco LLC after the IPO and the Organizational Transactions. The Company advises the Staff that the beneficial ownership table will not reflect the pre-IPO and current ownership of Topco LLC, but instead will reflect the pre-IPO ownership of the registrant, PowerSchool Holdings, Inc., after giving effect to the Organizational Transactions. The Company has identified the beneficial owners of the registrant’s securities held directly by Topco LLC in footnote 1 on page 170 of the Prospectus.

Pages 14 and 147

(1)    Vista will own                 % of the equity of Topco LLC and will possess voting and dispositive power over all shares of Class B common stock and LLC Units held directly by Topco LLC. The Management Coinvestors and Other Investors will own the remaining                 % of the equity in Topco LLC. See “Principal Shareholders” for additional information about our Sponsors.

Securities and Exchange Commission

February 1, 2021

Non-GAAP Financial Measurers

Adjusted EBITDA, page 87

8.    Please remove the adjustment identified as “Purchase Accounting” from your calculation of Adjusted EBITDA. We refer you to the guidance in Question 100.04 of the Division’s Compliance & Disclosure Interpretations on the use of non-GAAP financial measures.

Response

In response to the Staff’s comment, the Company has removed the Purchase Accounting adjustment from its Adjusted EBITDA calculation on page 88 of the Prospectus.

Unaudited Consolidated Pro Forma Financial Information, page 90

9.    Please revise your pro forma financial statements to separately present adjustments related to the Organizational Transactions and adjustments related to the offering. Please also include a sub-totaled column showing the historical financial information adjusted for the Organizational Transactions but before the effects of the offering. Refer to the instructions to Rule 11-02(b)(6) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has revised its pro forma financial statements to separately present adjustments related to the Organizational Transactions and adjustments related to the offering and to include a sub-totaled column showing the historical financial information adjusted for the Organizational Transactions but before the effects of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Revenue, page 104

10.    Please supplementally quantify your 2019 and 2020 revenues from partner royalty fees. If material, please revise here and on page F-16 to more fully describe what these fees represent and how you account for them. Please also revise to explain what is meant by a “consistent stream” of opportunities that result in “continued one-time revenue streams.”

Response

The Company advises the Staff that its revenues from partner royalty fees were $1.3 million and $1.1 million in 2019 and 2020, respectively. The Company considers these amounts to be immaterial. The Company has revised the bolded disclosure below on page 104 of the Prospectus to clarify what it means by a “consistent stream” of opportunities that result in “continued one-time revenue streams.”

Securities and Exchange Commission

February 1, 2021

License and other. License and other revenues consist primarily of one-time perpetual license and partner royalty fees. We expect license and other revenues to remain ~~relatively~~ consistent ~~because of a focus on subscription licensing models over perpetual for new business, but a consistent stream of upsell and royalty opportunities from customers and partners with existing arrangements in place that result in continued one-time revenue streams over time~~ period over period.

Liquidity and Capital Resources, page 110

11.    Please revise your liquidity disclosures to address the fact that you are a holding company with no operations of your own and that you will depend on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to the parent company. Please refer to Item 303(a)(1) of Regulation S-K. Please also tell us what consideration was given to disclosing within your liquidity discussion the information required in Rule 4-08 (e) of Regulation S-X.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 110 of the Prospectus to address the fact that it is a holding company with no operations of its own, and that it depends on its subsidiaries for cash. The Company has disclosed restrictions or other factors that could inhibit its subsidiaries’ ability to pay dividends or make other distributions to the parent company. The Company directs the Staff to page 110 of the Prospectus for disclosures about the restrictions on our subsidiaries, including Holdings LLC, to pay distributions or make other payments, including to the Company.

PowerSchool Holdings, Inc. is a holding company with no operations of our own and, as such, we will depend on distributions by our current and future subsidiaries, including Holdings LLC, for cash to fund all of our operations and expenses. The terms of the agreements governing our senior secured credit facilities contain certain negative covenants prohibiting certain of our subsidiaries from making cash dividends or distributions to us or to Holdings LLC unless certain financial tests are met. For a discussion of those restrictions, see “— Description of Senior Secured Credit Facilities” below and “Risk Factors—Risks Related to Our Indebtedness.” We currently anticipate that such restrictions will not impact our ability to meet our cash obligations.

Securities and Exchange Commission

February 1, 2021

Contractual Obligations and Commitments, page 112

12.    Please revise to disclose that the payments you may be required to make under the Tax Receivable Agreement may be significant, and are not reflected in the table.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 113 of the Prospectus to disclose that the payments it may be required to make under the Tax Receivable Agreement may be significant and are not reflected in the contractual obligations table.

(1)    Excludes any of our obligations under the Tax Receivable Agreement. Due to the uncertainty of various factors, we cannot precisely quantify the likely tax benefits we will realize as a result of LLC Unit exchanges and certain tax attributes of the Blocker Entities, Holdings LLC, and subsidiaries of Holdings LLC and the resulting amounts we are likely to pay out pursuant to the Tax Receivable Agreement; however, we estimate that such payments will be substantial. See “Organizational Structure—Tax Receivable Agreement.”

Goodwill and Intangible Assets, page 116

13.    Please revise to provide a more comprehensive analysis of the specific qualitative and quantitative factors you considered in evaluating the recoverability of both your goodwill and intangible assets as of December 31, 2019. Please tell us how you considered both your significant accumulated deficit and operating losses during 2019. Please also revise to provide greater context that will help investors understand how you determined the 13.5 year amortization period for your customer relationship intangibles.

Response

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in evaluating the recoverability of our goodwill and intangible assets as of December 31, 2019; we have qualitatively considered the following events and circumstances, i) macroeconomic conditions, ii) industry and market considerations, iii) overall financial performance, including operating losses and accumulated deficit, iv) changes in management, key personnel, strategy or customers, and v) variations in the composition or carrying amount of net assets or an expectation of selling or disposing of a significant asset group or product line.

We evaluate intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review goodwill for impairment annually and whenever events or changes in circumstances indicate that the carrying amount of our reporting unit may exceed its fair value.

Securities and Exchange Commission

February 1, 2021

The Company performed a quantitative evaluation of the Company’s enterprise value through the engagement of a third-party valuation specialist. A summary of the valuation techniques utilized during this process and results of this evaluation are included below:

•

Income analysis – Current year-to-date data and income statement forecasts for the next seven years were utilized in estimating debt free cash flows to be discounted. The Company considered historical and current operating losses in this assessment and noted substantial depreciation and amortization and interest expense (which are approximately $84.1 million and $85.3 million, respectively, for the year ended December 31, 2019) which drove the significant net loss. When arriving at debt free cash flows, depreciation and amortization and interest expense were added back to the net loss and, when adjusted for the impacts of the changes in working capital, capitalized research and development, and capital expenditures, resulted in positive debt free cash flows for the current and forecasted periods. Discounting the expected future debt free cash flows using the Company’s weighted average cost of capital and using the Gordon Growth Model to capture the value of the Company beyond the projection period, resulted in an estimated enterprise value which was higher than the carrying value of the Company.

•

Comparable public company analysis – An analysis of readily available transactions and financial data of publicly-traded companies was performed to develop multiples of key metrics such as earnings and sales. These multiples were then applied to the Company to develop an indication of value. Comparable companies were selected based on several criteria including the comparability of their operations, size, and growth prospects to the Company. The latest-twelve-month (LTM) and 2020 enterprise value (EV)-to-sales and EV-to-EBITDA multiples were used to estimate the value of the Company. Multiples were selected based on a review of the multiple indications derived from the comparable companies. Revenue multiples were selected between the median and third quartile, reflecting the Company’s higher margin relative to the comparable companies, partially offset by a lower growth profile. EBITDA multiples were selected at the low end of the range due to a lower growth profile. Based on this assessment, the estimated enterprise value was higher than the carrying value of the Company.

•

Comparable acquisition analysis –Transactions within the Company’s industry within the previous nine years were selected and the LTM EV-to-sales and EV-to-EBITDA multiples were calculated for each comparable transaction. A multiple was selected to be applied to the Company’s historical operating results given consideration to the mean and median multiples of the comparable acquisitions. Based on this assessment, the estimated enterprise value was higher than the carrying value of the Company.

•	Based on the Company’s annual goodwill impairment test, no impairment charges were recorded.

The determination of the amortization period of our customer relationship intangibles results from consultation with third-party valuation specialists, historical experience, nature of

Securities and Exchange Commission

February 1, 2021

the intangible asset, information obtained from management of the acquired companies, and includes, but is not limited to, the time period future expected cash flows that are expected to be earned from the customer relationship intangible assets. Our customer relationship intangible assets consist of a mix of K-12, higher education, and government organizations. The relationships are long-standing and stable as the public education sector tends to avoid frequent system level changes. Based on this assessment, it was determined that the remaining weighted average useful life of the customer relationship intangibles was 13.5 years.

The Company has added the bolded disclosure below on pages 116 and 117 of the Prospectus to revise our discussion to provide a more comprehensive analysis of the specific qualitative and quantitative factors we considered in evaluating the recoverability of both our goodwill and intangible assets as of December 31, 2019.

Pages 116 and 117

When we acquire businesses, we allocate the purchase price to the fair value of the assets acquired and liabilities assumed, including identifiable intangible assets. Any residual purchase price is recorded as goodwill.

The determination of the useful lives of our developed technology and trademarks is primarily the period during which future expected cash flows are expected to be earned and support the fair value of the intangible assets. Customer relationship are amortized over the weighted average estimated customer life, which more accurately reflects the pattern of realization of economic benefits expected to be obtained.

The fair value of identifiable intangible assets is based on significant judgments made by management. We typically engage third-party valuation specialists to assist us in determining the fair values and useful lives of the assets acquired. Such valuations and useful life determinations utilize significant estimates and assumptions. These estimates and assumptions are based on historical experience, nature of the intangible asset, and information obtained from management of the acquired companies, and include, but are not limited to, future expected cash flows earned from intangible assets and discount rates applied in determining the present value of those cash flows. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values using the straight-line method designed to match the amortization to the benefits received.

Goodwill is the excess of the purchase price in a business combination over the fair value of identifiable net assets acquired. Goodwill is subject to periodic testing for impairment and is assessed at least annually, but also whenever events or changes in circumstances indicate the carrying values may not be recoverable. Factors that could trigger an impairment review, include (a) significant underperformance relative to historical or projected future operating results; (b) significant changes in the manner of or use of the acquired assets or the strategy for our overall business and (c) significant negative industry or economic trends.

We conduct~~ed an~~ a goodwill impairment assessment on December 31st of each year by first evaluating qualitative factors ~~taking a qualitative and quantitative evaluation approach~~ to determine if there are any adverse market factors or changes in circumstances indicating that the carrying value of

Securities and Exchange Commission

February 1, 2021

goodwill may not be recoverable. These factors include, but are not limited to, macroeconomic conditions, industry and market considerations, overall financial performance, and specific Company events such as changes in management, key personnel, strategy or customers, and other events such as a variation in the composition or carrying amount of net assets or an expectation of selling or disposing of a significant asset group or product line.

If it is more likely than not that an impairment of goodwill exists, we perform a quantitative test which compares the fair value of the reporting unit to the net carrying value and record~~s~~ an impairment to the extent that the net carrying value exceeds the fair value. There is inherent subjectivity involved in estimating future cash flows, which can have a material impact on the amount of any potential impairment. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. We recorded no goodwill impairment during the year ended December 31, 2019.

Purchased intangible assets subject to amortization are reviewed for impairment in accordance with ASC 360. Intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values using the straight-line method designed to match the amortization to the benefits received. We evaluate long-lived assets, including finite-lived intangible assets and other assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our long-lived assets or our finite-lived intangibles and other assets, that revision could have a material impact on our financial results. We recorded no long-lived asset impairment during the year ended December 31, 2019.

Our Growth Strategies, page 126

14.    You indicate that growth plans include growing internationally and in non-English speaking markets. Please describe the extent your solutions are provided to international and non-English speaking markets. On page F-25, it appears less than 2% of your revenues are derived from customers outside of the United States and Canada. Further, on page 102, you disclose that you solutions are primarily provided to American international schools outside of North America. Accordingly, please expand your disclosure to explain how you would grow outside of the United States and Canada given your limited operations and overseas customer base.

Securities and Exchange Commission

February 1, 2021

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 130 and 131 of the Prospectus to clarify our plans to grow outside of the United States and Canada.

Pages 130 and 131

Many of our solutions are translatable and exportable to international markets, and we intend to continue investing in strategies to enhance our market position globally. These strategies include M&A, strategic partnerships, and product investments. We may target ~~are targeting~~ both English-speaking and non-English speaking markets with various applications from our Unified Platform. The majority of our customers in non-English speaking countries use our products in English, but we do have customers who utilize our Schoology LMS product in different languages as this is possible within the product. We believe this represents a long-term ~~significant~~ growth opportunity, in addition to our core North American market opportunity.

15.    Your growth plans include expanding your partnerships to build a larger ecosystem where third-party vendors may provide additional solutions through your Unified Platform. Please describe the nature and scope of these partnerships. Clarify the extent that your Unified Platform may be customized through such partners. We note, for example, that you mention difficulties with customization on page 37 due to the closed nature of your code and platform.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 131 of the Prospectus to describe the nature and scope of these partnerships and the extent to which our Unified Platform may be customized through such partners.

Pages 131

Expand our Partnerships to Cultivate a Broader K-12 Ecosystem. Building symbiotic relationships with best-in-class providers across the K-12 ecosystem enables us to further enhance our cloud solutions, extend our reach and provide more value to our customers. We collaborate closely with leaders in adjacent spaces that enhance our existing capabilities, driving further demand among new and existing users. As the core system of record, many innovative point solutions and apps seek to partner with us and integrate with our Unified Platform. Our partnership ecosystem strategy involves providing go-to-market support, which can range from simple website promotion to reseller relationships and API licensing for our partners. API licensing enables vendors to leverage our private API to create “plugins” that enable certain data flows and embedded experiences between their solutions and ours, primarily focused on PowerSchool SIS. This enhances functionality for our customers and constituents. For example, we partner with multiple K-12-focused payment processing and POS vendors to help provide an improved experience for parents and students managing student fees and remitting payment to schools. We frequently require annual fees from partners that increase based on the partner’s success in growing within our customer base.

Securities and Exchange Commission

February 1, 2021

Our Technology Offerings, page 128

16.    You disclose that your customers are dependent on high quality customer support. Please provide a description of your customer support services and staff and their operations. To the extent that you rely on third party support or consultants, please clarify.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 137 and 138 of the Prospectus to describe our customer support services, staff and their operations.

Pages 137 and 138

PowerSchool has a multi-channel approach to customer support that includes live channels where our customers can speak with our Technical Support Engineers and on-demand channels where customers can self-serve whenever they may need assistance. Our Technical Support Engineers go through extensive training to both learn our products as well as to build customer service skills and are available to assist our customers across all of our product lines. Technical Support Engineers deliver support to our customers via live chat, live phone, email, and our web portal. In addition to these channels, we have a robust customer community which is available to every customer. On our customer community, customers can help each other answer questions, research articles and how-to documents, as well as watch videos on product functionality. PowerSchool utilizes third party support consultants in a staff augmentation approach during busy times of the year. These third party consultants go through training to provide a consistent level of support to our customers and are used only on an as-needed basis.

Facilities, page 139

17.    Please file any material lease agreements for your facilities, including your corporate headquarters, or advise us why you are not substantially dependent upon them pursuant to Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has filed its lease agreement related to its occupancy of its corporate headquarters as Exhibit 10.8 to the Amendment.

Securities and Exchange Commission

February 1, 2021

Corporate Governance, page 154

18.    You indicate that you may utilize the closed company exemptions for certain corporate governance provisions of your exchange. Please clarify which exemptions you intend to utilize after the close of your IPO. Further, please clarify on your prospectus cover page the voting control over Severin Holdings, LLC (“Holdings LLC”) that your sponsors will hold.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on the prospectus cover page and page 158 of the Prospectus to disclose the voting control over Holdings LLC and clarify that the Company intends to rely on the controlled company exemption.

Cover page

Immediately after this offering, certain affiliates of Vista and Onex Partners (each as defined herein), after giving effect to this offering, and assuming the ~~an~~ offering size ~~as~~ set forth ~~above~~ will beneficially own approximately    % of the voting power of our common stock. As a result, we expect ~~will continue~~ to be a “controlled company” within the meaning of the corporate governance standards of the    . See “Management—Controlled Company Exception” and “Principal Shareholders.”

As a controlled company, we will remain subject to the rules of the Sarbanes-Oxley Act and                 that require us to have an audit committee composed entirely of independent directors. Under these rules, we must have at least one independent director on our audit committee by the date our Class A common stock is listed on the                , at least two independent directors on our audit committee within 90 days of the listing date, and at least three directors, all of whom must be independent, on our audit committee within one year of the listing date.

Following this offering, we expect to have                independent directors,                of whom qualify as independent for Audit Committee purposes. Accordingly, we intend to rely on ~~this~~ the controlled company exemption ~~As a result, we may not have~~ upon completion of this offering because our Board will not be comprised of a majority of independent directors, and our ~~Board. In addition, our~~ Compensation Committee and our Nominating and Corporate Governance Committee ~~may not consist~~ will not be comprised entirely of independent directors or be subject to annual performance evaluations. Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements.

Securities and Exchange Commission

February 1, 2021

At such time as we are not a “controlled company” under the corporate governance standards, our committee membership will comply with all applicable requirements of those standards and a majority of our board of directors will be “independent directors,” as defined under the rules of the                .

Description of Certain Indebtedness, page 170

19.    In light of your business strategy of acquiring new businesses to complement your existing software and technology capabilities, please provide more details of any restrictions that your credit agreements have on your ability to acquire, merge or enter into business combination with other entities.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 176 of the Prospectus to describe restrictions in our credit agreement that could limit our ability to acquire new businesses.

Part of our growth strategy is to acquire new businesses to complement our existing software and technology capabilities. The covenants in the Credit Agreements may restrict our ability to make acquisitions or enter into business combinations. In connection with permitted acquisitions, the company may generally incur indebtedness to finance the acquisition of any assets, business, product line or other entity (including by way of assuming indebtedness of an acquired entity) up to certain dollar caps as well as indebtedness to provide for indemnification, adjustment of purchase price, earnout or similar obligations. The company may also incur additional indebtedness for general purposes, which may be used for acquisition-related activities, including, based on certain leverage levels, in uncapped amounts. We may generally make investments in similar, ancillary, complementary or related business, by way of acquisition, merger, loans or otherwise, so long as, in the case of acquisitions of or investments in other entities, such entities become restricted subsidiaries that would be subject to certain restrictions under the Credit Agreements, or, in the case of assets, such assets are granted as collateral to the lenders under the Credit Agreements.

Securities and Exchange Commission

February 1, 2021

We may also make certain investments in entities or assets that do not become restricted by or granted as collateral for the Credit Agreements in other circumstances, including, without limitation:

•	in similar businesses, services or other activities in amounts up to approximately $60.0 million in the aggregate at any one time;

•	in amounts up to approximately $75.0 million in the aggregate at any one time;

•	without restrictions as to amounts or collateral requirements, so long as the company meets certain leverage ratio levels and is not subject to any payment or bankruptcy event of default;

•	in respect of joint ventures, in amounts up to approximately $50.0 million in the aggregate at any one time.

The company may also license or contribute intellectual property pursuant to joint marketing arrangements with other entities, license or sublicense intellectual property granted in the ordinary course of business or which do not materially interfere with the ordinary conduct of the company’s business, or purchase contract rights or licenses or leases of intellectual property in the ordinary course of business.

Description of Capital Stock, page 173

20.    We note that your Corporation Opportunity provision of your certificate will include your shareholders and sponsors, and their respective affiliates. Please add a risk factor that addresses the potential conflicts that may arise due the Corporation Opportunity provision. Further, please clarify whether Vista or Onex, or their respective affiliates, have substantial investments or portfolio companies that compete in the SIS industry.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 74 of the Prospectus to addresses the potential conflicts that may arise due the Corporation Opportunity provisions and to clarify that Vista and Onex do not have substantial investment or portfolio companies that compete in the SIS industry.

Securities and Exchange Commission

February 1, 2021

Our Sponsors may pursue corporate opportunities independent of us that could present conflicts with our and our stockholders’ interests.

Our Sponsors are in the business of making or advising on investments in companies and hold (and may from time to time in the future acquire) interests in or provide advice to businesses that may directly or indirectly compete with our business or be suppliers or customers of ours. For example, while our Sponsors and their affiliates do not currently have other substantial investments or portfolio companies that compete in the K-12 education industry, they may in the future. Our Sponsors may also pursue acquisitions that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

Our charter provides that none of our officers or directors who are also an officer, director, employee, partner, managing director, principal, independent contractor or other affiliate of our Sponsors will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such individual pursues or acquires a corporate opportunity for its own account or the account of an affiliate, as applicable, instead of us, directs a corporate opportunity to any other person, instead of us or does not communicate information regarding a corporate opportunity to us.

21.    Please briefly describe the LLC Units of Holdings, LLC and your ability to exchange the LLC Units and related Class B common stock into Class A common stock.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 179 of the Prospectus to describe LLC Units of Holdings, LLC and the ability of Topco, LLC to exchange the LLC Units and related Class B common stock into Class A common stock.

LLC Units of Severin Holdings, LLC

The LLC Operating Agreement recapitalizes the interests currently held by the existing owner of Holdings LLC, Topco LLC, into a new single class of common membership units, which we refer to as the “LLC Units.” The LLC Operating Agreement will also reflect a split of LLC Units such that one LLC Unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock. Each LLC Unit will entitle the holder to a pro rata share of the net profit and net losses and distributions of Holdings LLC. Holders of LLC Units will have no voting rights, except as expressly provided in the LLC Operating Agreement.

Securities and Exchange Commission

February 1, 2021

The LLC Operating Agreement provides that Topco LLC (and certain permitted transferees thereof) may, pursuant to the terms of the Exchange Agreement, exchange its LLC Units for shares of our Class A common stock on a one-for-one basis, or, at our election, for cash, from a substantially concurrent public offering or private sale (based on the price of our Class A common stock in such public offering or private sale). Topco LLC will also be required to deliver to us an equivalent number of shares of Class B common stock to effectuate an exchange. As a holder surrenders or exchanges its LLC Units, our interest in Holdings LLC will be correspondingly increased.

See “Organizational Structure—Amended and Restated Operating Agreement of Topco LLC”

22.    Disclose the circumstances in which the holders of Class A common stock will be entitled to a separate class vote under the law or your certificate of incorporation.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on page 177 of the Prospectus to describe circumstances in which the holders of Class A common stock will be entitled to a separate class vote under the law or its certificate of incorporation.

Under the DGCL, holders of Class A common stock will be entitled to a separate class vote on amendments to our certificate of incorporation that (i) change the par value of the Class A common stock, or (ii) adversely affect the rights, power and preferences of the class A common stock.

Underwriting, page 189

23.    Please provide a brief description of the “certain exceptions” to your lock-up agreement.

Response

In response to the Staff’s comment, the Company has added the bolded disclosure below on pages 193 and 194 of the Prospectus to describe certain exceptions to the lock-up agreement.

Securities and Exchange Commission

February 1, 2021

Pages 193 and 194

In the case of the Company, the restrictions described in the immediately preceding paragraph do not apply to certain transactions including:

•	the sale of shares of our Class A common stock to the underwriters pursuant to the underwriting agreement in this offering; and

•	transfers pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of the underwriting agreement.

In the case of our officers, directors, and holders of all of the Company’s Class A common stock, the restrictions described in the paragraph above do not apply to certain transactions including:

•	subject to certain limitations, a bona fide gift or gifts;

•	subject to certain limitations, transfers to any trusts for the direct or indirect benefit of the transferor or the transferor’s immediate family;

•	transfers with the prior written consent of ;

•	subject to certain limitations, transfers by a corporation or partnership to any wholly owned subsidiary or affiliate of the transferee;

•	subject to certain limitations, by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement;

•

subject to certain limitations, transfers pursuant to a bona fide third-party tender offer, merger, purchase, consolidation or other similar transaction that is approved by our board of directors, made to all holders of Class A common stock involving a change of control, provided that, in the event that the tender offer, merger, purchase, consolidation or other such transaction is not completed, the shares owned by the lock-up party will remain subject to terms of the lock-up agreement;

•	subject to certain limitations, transfers pursuant to the exercise of an option to purchase shares in connection with the termination of such option; and

•

subject to certain limitations, transfers to the Company for (a) the payment of the exercise price upon the “cashless” or “net” exercise of an option to purchase shares or (b) for payment of tax withholdings (including estimated taxes) due as a result of the exercise of an option to purchase shares, in each case in connection with the termination of such option pursuant to its terms.

Securities and Exchange Commission

February 1, 2021

•	shares, in each case in connection with the termination of such option pursuant to its terms.

            , in its sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice, and such release could trigger the pro rata release of these restrictions with respect to certain other shareholders; provided, however, that if the release is granted for one of our officers or directors,                , on behalf of the underwriters, agree that at least three business days before the effective date of the release or waiver,                 , on behalf of the underwriters, will notify us of the impending release or waiver, and we are obligated to announce the impending release or waiver by press release through a major news service or other method permitted by applicable laws and regulation at least two business days before the effective date of the release or waiver.

Audited Consolidated Financial Statements - Severin Holdings, LLC

14. Unit-Based Compensation, page F-32

24.    Please revise to describe the nature of the performance conditions associated with your Management Incentive Units and Long Term Incentive Plan Units that were not considered probable as of December 31, 2019. For example, it is unclear if the performance conditions are related to this offering. To the extent that you anticipate a significant increase in stock-based compensation expense in connection with this offering, please revise to disclose the potential impact to your results from operations in MD&A. If these units vest upon the completion of this offering, please also tell us how you considered the need to give effect to the vesting of these units in your pro forma financial statements.

Response

In response to the Staff’s comment, the Company has revised the disclosure in “Note 14. Unit-Based Compensation” to clarify the nature of the performance conditions associated with the Management Inventive Units (MIUs) and Long-Term Incentive Plan (LTIP).

With respect to the LTIP, the Company advises the staff that the incentives granted to employees are to be settled in cash, contingent upon both (i) the completion of either a Sale of the Company or a Qualified Event, as both terms are defined, and (ii) achievement of a Total Equity Return Multiple, as defined, in excess of 2.5 times. Depending on the offering price, a Total Equity Return Multiple in excess of 2.5 could potentially be achieved, resulting in

Securities and Exchange Commission

February 1, 2021

additional compensation expense. If the Total Equity Return Multiple is not achieved in conjunction with the offering, employees continue to have the ability, post-offering to vest under the LTIP, as further discussed in Note 14. At present, the Company does not have sufficient information to conclude whether both conditions will be achieved and, ultimately, whether the LTIPs will vest concurrent with the offering.

The MIUs will vest upon the achievement of the aforementioned Total Equity Return Multiple in excess of 2.5 (i.e., the completion of the offering is not a vesting condition). This could be achieved at the consummation of the offering or at a later date.

At present, the Company does not have sufficient information to conclude whether either the LTIP or MIU awards will vest (i.e., achieve the required Total Equity Return Multiple). As such, the Company respectfully advises the staff that we will continue to monitor the potential achievement this multiple for both the LTIPs and performance based MIUs and will update the disclosures in the MD&A and the pro forma financial statements to give effect to the vesting of such awards to the extent the multiples will be achieved based on the characteristics of the offering.

Pages F-33 through F-35

The performance condition occurs upon the date on which a certain equity return multiple has been met, provided that the employee is and has been continuously employed. All MIUs with a performance condition that are not vested shall terminate the first date following an IPO on which the Investor Group Beneficially Owns, in the aggregate, less than twenty five percent (25%) of the total number of Equity Securities that were owned by the Investor Group on the date of the IPO or the date on which a Sale of the Company occurs.

The Company recognizes compensation expense for time-based units on a straight-line basis over the respective requisite service periods of the awards. For performance-based units, where vesting is contingent upon both a service and a performance condition, compensation expense is recognized over the respective requisite service period of the award when achievement of the performance condition is considered probable. As the performance-based vesting condition is not deemed probable until occurance ~~As of December 31, 2019, the performance condition was not considered probable, and~~ no expense has been recorded as of December 31, 2019. In the event the employee is terminated, the Company may, at its option, repurchase the MIUs under the terms of the agreement with its parent entity. Vested MIUs have no expiration date.

Securities and Exchange Commission

February 1, 2021

On August 1, 2018, the Company approved a Long-Term Incentive Plan that ~~approximately 1,443,543 LTIP units were~~ granted incentives to key members of management. The incentives are payable in cash and ~~These grants~~ vest only when a ~~liquidity~~ qualified event has occurred, including sale of at least 50% of the investors’ equity interest or upon an initial public offering~~, has occure~~d only if the aggregate shares sold in the public offering represent at least 50% of the Investors’ equity interests, ~~has occurred~~ and a certain equity return multiple ~~internal rate of return (IRR)~~ has been met with respect to the LTIP, ~~units~~ provided that the employee is and has been continuously employed. No compensation expense was recorded related to these ~~grants~~ LTIPs for the year ended December 31, 2019 as the performance based vesting provisions ~~of the LTIP units is~~ were not probable at this time. The aggregate intrinsic value of the outstanding LTIP ~~units~~ at December 31, 2019 is $0.7 million.

Recent Sales of Unregistered Securities, page II-2

25.    We note that you provided disclosure of your recent sales of unregistered securities for PowerSchool Holdings, Inc., which is currently a shell corporation. Please provide disclosure of the sales of unregistered securities for TopCo, LLC and Holdings, LLC from January 1, 2018.

Response

In response to the Staff’s comment, the Company has added disclosure to pages II-2 and II-3 of the Amendment regarding the sales of unregistered securities for Topco LLC and Holdings LLC from January 1, 2018.

Pages II-2 and II-3

Unit Financings

In August 2018, we sold an aggregate of $1.74 billion of Units of Severin Topco, LLC at a purchase price of $4.01 per Unit to our Sponsors.

In November 2019, we sold an aggregate of $77.22 million of Units of Severin Topco, LLC at a purchase price of $4.33 per Unit to our Sponsors.

Rollovers

In connection with our Sponsors’ acquisition of Severin Topco, LLC, certain equityholders of Severin Topco, LLC, including certain employees and officers were offered the opportunity to exchange Management Incentive Units of Severin Topco, LLC for Units of Severin Topco, LLC. As a result, in August 2018 certain employees and officers received an aggregate of $9.75 million in Units of Severin Topco, LLC at a price of $4.01 per Unit.

Securities and Exchange Commission

February 1, 2021

Option and Unit Issuances

From August 1, 2018 through the date of this registration statement, we have granted under our Equity Plan 20,283,695 Management Incentive Units to employees, consultants, and directors that are time vesting.

From August 1, 2018 through the date of this registration statement, we have granted under our Equity Plan 11,599,080 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $1,812,501,900.

From January 31, 2020 through the date of this registration statement, we have granted under our Equity Plan 933,174 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $2,052,864,000.

From August 31, 2020 through the date of this registration statement, we have granted under our Equity Plan 911,970 Management Incentive Units to employees, consultants, and directors that are performance vesting and have participation thresholds of $1,843,974,000.

The offers and sales of the above securities were deemed to be exempt from registration under the Securities Act of 1933 in reliance upon Section 4(a)(2) of the Securities Act of 1933, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the above securities represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution.

General

26.    Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company acknowledges the Staff’s comments and confirms it will provide the Staff with copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act.

Securities and Exchange Commission

February 1, 2021

* * * *

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317 or Robert M. Hayward, P.C. at (312) 862-2133.

Sincerely,

/s/ Robert Goedert, P.C.
Robert Goedert, P.C.

cc:    Hardeep Gulati

PowerSchool Holdings, Inc.

Daniel J. Bursky, Esq.

Fried, Frank, Harris, Shriver & Jacobson LLP